Mail Stop 4561

March 31, 2008

Peter Walsh
Senior Vice President, Chief
   Financial Officer and Treasurer
Factset Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re:** **Factset Research Systems Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 30, 2007**
> **File No. 001-11869**

Dear Mr. Walsh:

We have reviewed your response to our letter dated March 13, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 13, 2008.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

1.   We note your response to prior comment number 3. Please provide a more detailed competitive harm analysis justifying the omission of disclosure relating to annualized subscription growth value and EPS that are tied to your named executive officers' performance-based option award program. Although you have provided us with some additional information to consider, the information contained in the third paragraph of your response to our prior comment comprises largely unsupported general conclusions about the nature of the competitive harm that could ensue through disclosure. So that we may better understand your position, please provide a more descriptive response that analyzes the nexus

between disclosure of the performance objectives and how competitors could use the information to obtain the stated competitive advantage. For example, describe how disclosure of the performance metrics would allow competitors to decipher your growth goals for the two-year period covered by the performance-based option grant. Also, explain how your competitors could use disclosure of the ASV targets to "focus significant incremental effort to reduce the probability of the Company reaching its ASV goals." If illustrative examples would assist in conveying these concepts, please consider utilizing them.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer at (202) 551-3855 or Chris White at 202-551-3461 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray at (202) 551-3483 or Jay Ingram at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief